Exhibit (h.12)

AMENDED AND RESTATED

SUBLICENSE AGREEMENT

This Amended and Restated Sublicense Agreement (the “Agreement”) is made as of September 23, 2015, by and between BlackRock Fund Advisors (“BFA”), a California corporation and iShares Trust (the “Trust”), a statutory trust established under the laws of the State of Delaware, and iShares, Inc. (the “Company”), a company established under the laws of the State of Maryland (the Trust and the Company together, the “Companies”).

RECITALS

WHEREAS, pursuant to that certain Master License Agreement dated February 24, 2004 (as amended from time to time, the “License Agreement”) between Morningstar, Inc., an Illinois corporation (“Morningstar”), and BFA (as successor to Barclays Global Investors, N.A.), BFA obtained a license to use in connection with Funds of BFA (defined in the License Agreement as “Products,” and hereinafter referred to as “Funds,” or each a “Fund”) certain securities indexes owned and managed by Morningstar (the “Morningstar Indexes”), along with associated marks (the “Morningstar Marks”); and

WHEREAS, BFA has the right pursuant to paragraph 2.5 of the License Agreement to sublicense its rights thereunder to any Fund or an affiliate of BFA, of which the Companies are affiliates; and

WHEREAS, the Companies wish to use the Morningstar Indexes and Morningstar Marks in connection with the establishment of a series of exchange traded funds (each, an “ETF”), each based on a Morningstar Index in connection with the identification and marketing of the ETFs and in connection with making disclosures about the ETFs under applicable laws, rules and regulations; and

WHEREAS, BFA wishes to grant a sublicense to the Companies for the use of the Morningstar Indexes and Morningstar Marks;

NOW THEREFORE, the parties agree as follows:

1. Grant of Sublicense. Subject to the terms and conditions of this Agreement, BFA hereby grants to the Companies a sublicense to use the Indexes (and associated data, information, and Marks) listed on Exhibit A in the manner set forth in, and subject to the terms of, the License Agreement including, without limitation, the restriction in paragraph 2.5 of the License Agreement that the Companies will not have the further power to sublicense third parties to use the Indexes and Marks.

2. Performance of Obligations Under the License. The Companies will be responsible for performing all of BFA’s executory obligations under the License Agreement (other than the payment of license fees), as such obligations relate to use of the Morningstar Indexes and Morningstar Marks in connection with the formation and operation of Funds.

3. Fees. The Companies shall have no obligation to pay any sublicense fees to BFA or Morningstar under this Agreement.

4. Termination. This Agreement shall terminate if (a) the License Agreement terminates, or (b) BFA or an affiliate of BFA ceases to exercise investment discretion over the the Companies in its capacity as manager, investment adviser, trustee, or other comparable capacity. BFA shall notify the Companies as soon as reasonably practicable of the occurrence of an event described in (a) above. Upon termination of this Agreement, the Companies’ right to use the Morningstar Indexes and the Morningstar Marks shall terminate immediately.

5. Indemnification. The Companies shall indemnify and hold harmless BFA, its officers, employees, agents, successors, and assigns against all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and experts’ fees) resulting from any claim, action or proceeding (collectively “claims”) that arises out of or relates to (a) the creation, marketing, advertising, selling, and operation of the Companies or interests therein, (b) any breach by BFA of its covenants, representations, and warranties under the License Agreement caused by the actions or inactions of the Companies, or (c) any violation of applicable laws (including, but not limited to, banking, commodities, and securities laws) arising out of the offer, sale, operation, or trading of the Companies or interests therein, except to the extent such claims result from the negligence, gross negligence or willful misconduct of BFA or its affiliates. The provisions of this section shall survive termination of this Agreement.

6. Assignment. The Companies will not make, or purport to make, any assignment or other transfer of this Agreement. BFA may assign its rights and obligations under this Agreement effective upon the giving of written notice to the Companies.

7. Amendment. Except that BFA and the Companies may add one or more additional Morningstar Indexes and Morningstar Marks to Exhibit A to this Agreement, no other provision of this Agreement may be waived, altered, or amended except by written agreement of the parties.

8. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

9. Construction. Headings used in this Agreement are for convenience only, and shall not affect the construction or interpretation of any of its provisions. Each of the provisions of this Agreement is severable, and the invalidity or inapplicability of one or more provisions, in whole or in part, shall not affect any other provision. To the extent not preempted by federal law, this Agreement shall be construed and interpreted under the laws of the State of California.

10. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the date first above written, with intent to be bound hereby.

BLACKROCK FUND ADVISORS		iSHARES TRUST

By:	/s/ Edward B. Baer Name: Edward B. Baer Title: Managing Director	By:	/s/ Jack Gee Name: Jack Gee Title: Managing Director

iSHARES, INC.

		By:	/s/ Jack Gee
Name: Jack Gee Title: Managing Director

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